January 16, 2018

Mara L. Ranson

Assistant Director, Office of Consumer Products

Securities and Exchange Commission

Washington, D.C. 20549

Re:	MWF Global Inc.
Amendment No. 3 to Registration Statement on Form S-1 Filed December 5, 2017 File No. 333-219419

Dear Ms. Ranson;

In response to your letter dated December 5, 2017 the following information, corresponding sequentially to the paragraphs in your letter, is hereby submitted on behalf of MWF Global Inc. (the “Company”). Amendment No. 3 to Registration Statement on Form S-1 is being filed concurrently with this letter.

The Company has made certain changes in the Form S-1 filing in response to the Staff’s comments. For your convenience, we have reproduced below the comments contained in the Staff’s December 5, 2017 letter in italicized text immediately before our response.

Summary Response;

The Dilution table in the current Form S-1 has been amended due to the addition of the October 31, 2017 financial statements included in the submission. We have found an error in the spreadsheet that was used to calculate the dilution table in previous submissions. We have corrected that error. We still have responded the comments in your December 5, 2017 below.

Dilution, page 16

1.	Tell us how you arrived at the post-offering net tangible value per share under all the shares sold (i.e. the existing stock holders and purchaser’s tables). Based on the net tangible assets of $82,270 and 9 million shares outstanding post-offering, it appears the post offering net tangible book value would be 0.0091 per share.

Response:

We have updated dilution calculation to be as of the latest balance sheet date of October 31, 2017. The calculation of the post-offering net tangible value per share for all shares sold is based on net tangible assets divided by the number of outstanding post offering shares. There was an error in the spreadsheet when calculating dilution table. We have corrected the errors.

2.	Explain to us how you arrived at the 0.0092 increase in net tangible book value per share attributable to cash payments made by purchasers of shares offered for new investors under the all shares sold tables or revised if not correct. In this regard, we note the pre offering net tangible book value per share is (0.0012) and the post offering book value per share is 0.0091. Therefore, the increase in net tangible book value per share attributable to the new investors is not 0.0092.

Response:

We have revised our disclosure on the dilution table to correctly reflect the increase in net tangible book value per share attributable to the new investors.

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3.	Show us how you calculated the dilution per share to existing shareholders under all the share sold table or revise if not correct.

Response:

We have revised our disclosure on the dilution table on the dilution per share to existing shareholders under the all share sold table.

4.	Explain to us how you arrived at the increase in net tangible book value per share attributable to cash payments made by purchasers of shares offered for new investors under the 75%, 50% and 25% of shares sold tables, or revise if not correct.

Response:

We have revised our disclosure on the dilution table on the dilution in net tangible book value per share attributable to cash payments made by purchasers offered for new investors.

We trust our responses meet with your approval.

Sincerely,

/s/ William Dumo Mejia

President

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